Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
						Six Months Ended
	Years ended December 31,					June 30,
In millions of dollars, except for ratios	2013	2012	2011	2010	2009	2014	2013
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$9,941	$12,922	$15,678	$16,725	$17,711	$4,288	$5,229
Interest factor in rent expense	460	496	495	500	522	232	235
Total fixed charges	$10,401	$13,418	$16,173	$17,225	$18,233	$4,520	$5,464

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$8,092	$11,816
Fixed charges (excluding preferred stock dividends)	10,401	13,418	16,173	17,225	18,233	4,520	5,464
Total income	$29,898	$21,243	$30,895	$30,341	$10,434	$12,612	$17,280

Ratio of income to fixed charges excluding interest on deposits	2.87	1.58	1.91	1.76	NM	2.79	3.16

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$16,177	$20,612	$24,209	$25,057	$27,902	$7,206	$8,488
Interest factor in rent expense	460	496	495	500	522	232	235
Total fixed charges	$16,637	$21,108	$24,704	$25,557	$28,424	$7,438	$8,723

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$8,092	$11,816
Fixed charges (excluding preferred stock dividends)	16,637	21,108	24,704	25,557	28,424	7,438	8,723
Total income	$36,134	$28,933	$39,426	$38,673	$20,625	$15,530	$20,539

Ratio of income to fixed charges including interest on deposits	2.17	1.37	1.60	1.51	NM	2.09	2.35